Exhibit 99.117

CannTrust Expands Global Reach and Access To Asia-Pacific Region as Cannatrek’s Cornerstone Investor

VAUGHAN, ON, October 28, 2018/CNW/- CannTrust Holdings Inc. (“CannTrust" or the "Company") (TSX: TRST), one of Canada's leading and most trusted licensed producers of cannabis, continues to develop its reach and global footprint and announced today that it has entered into a strategic partnership with Australian licensed producer, Cannatrek Ltd (“Cannatrek”).

Cannatrek is one of the first Australian vertically integrated enterprises to be awarded a cannabis research, cultivation, manufacturing, sales and import license by federal and state governments and is pioneering a world class 1.7 million sq. ft. greenhouse facility, which will position Cannatrek to be one of the lowest cost producers in Australia. This greenhouse project, when completed, will provide significant supply for the Asia-Pacific region and will allow CannTrust to purchase quality, low-cost cannabis from Cannatrek.

The current Australian industry is set to rapidly expand, which sets the CannTrust-Cannatrek strategic partnership in an industry leading position to supply both local and export demand. Currently, Cannatrek is completing its first commercial facility, which is scheduled to be in production by early 2019.

“We will continue to invest in strategic alliances with well-positioned business partners to maintain our position as a front-runner in the cannabis industry both in Canada and globally,” says Peter Aceto, CEO, CannTrust. “This partnership with Cannatrek demonstrates CannTrust’s commitment and ability to be a global player in the rapidly expanding cannabis market. The rapid increase in worldwide demand for cannabis offers significant new opportunities for CannTrust.”

“CannTrust’s industry knowledge and expertise, together with its pharmaceutical approach and strong team, make it an ideal partner for us. We are excited to build our alliance with a top Canadian licensed producer that is as dedicated to customer care and patient access as we are,” says Tommy Huppert, CEO, Cannatrek.

As part of the partnership, CannTrust is making an investment of AUD $6.4 million (approximately CAD $6 million) for a 19.8% stake in Cannatrek, with an option to maintain this shareholding through any future share issuances up to and including Cannatrek completing an initial public offering.

This partnership is just one of many global supply arrangements that CannTrust has in development. CannTrust also recently partnered with Australia’s Gold Coast University for a clinical trial on the efficacy of CannTrust CBD oil capsules in slowing the disease progression in patients with Amyotrophic Lateral Sclerosis (ALS) and Motor Neuron Disease (MND).

About CannTrust

CannTrust - a front-runner in the cannabis industry, a federally regulated licensed producer and proudly a Canadian company - is leading the Canadian and global market in producing standardized cannabis products. Started as Canada’s only pharmacist-founded medical cannabis producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 600,000 sq. ft. greenhouse expansion has begun and is fully funded. The industry's broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing Centre of excellence in Vaughan, Ontario.

CannTrust is ready for Cannabis 2.0, and is currently developing new products for future verticals that span the medical, recreational, beauty, wellness and pet markets. CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Its product development teams along with its exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. CannTrust supports ongoing patient education about medical cannabis and has a compassionate use program to support patients with financial needs.

For more information, please visit: www.canntrust.ca.

About Cannatrek

Cannatrek is a fully licenced non-listed public Australian company, operating as a first-mover in the nascent medical cannabis industry, with all licences in hand to operate from seed to patient. It was awarded with the second cannabis research licence under the Narcotic Drugs Amendment Act 2016. Cannatrek is currently importing and distributing medicinal cannabis products and completing construction of it’s Queensland facility, with production due to begin in early 2019.

For more information, please visit: www.cannatrek.com.au.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to future product offerings, internal expectations, expectations with respect to actual production volumes, expectations for future growing capacity and the completion of any capital project or expansions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada and globally generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 29, 2018 (the "AIF") and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact: Sybil Eastman at Strategic Objectives. Tel: (647) 975-7927 | Email: sybil.eastman@strategicobjectives.com